Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
HORIZON OIL SANDS PRODUCTION
CALGARY, ALBERTA – November 4, 2010 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces monthly production of Synthetic Crude Oil (“SCO”) at Horizon Oil Sands as follows:

Month	SCO Production (bbl/d)
Q1 2010	86,995
Q2 2010	99,950
July 2010	93,300*
August 2010	50,500*
September 2010	108,600*
Q3 2010	83,809
*rounded to the nearest hundred

October production is expected to average approximately 87,500 bbl/d.  While completing a required shut-down for repair of gas compressor seals, a number of additional maintenance items were proactively addressed and final winterization procedures were completed.  Included in this work was repair of an exchanger leak in the Hydrogen Plant, which contaminated the Pressure Swing Adsorption beds. Steps are underway to recover from the contamination, however if a full recovery cannot be achieved, a complete change out of the absorber material is scheduled for mid-December 2010.  In light of these Hydrogen Plant issues, Q4/10 production is expected to be between 90,000 bbl/d and 100,000 bbl/d and annual guidance has been narrowed to between 90,000 bbl/d and 93,000 bbl/d.

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Naturals’ plans, strategies and prospects.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.
Please refer to the Company’s Interim Report or Annual Information Form for a full description of these risks and impacts.

Forward-Looking Statements

Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, production volumes and costs, royalties, operating costs, capital expenditures, income tax expenses and other guidance provided throughout this Management’s Discussion and Analysis (“MD&A”), constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to Horizon Oil Sands, Primrose East, Pelican Lake, Olowi Field (Offshore Gabon), and the Kirby Thermal Oil Sands Project also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.

The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected difficulties in mining, extracting or upgrading the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, bitumen, natural gas and natural gas liquids (“NGLs”) not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses. The Company’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

2	Canadian Natural Resources Limited

Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management’s estimates or opinions change.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations

Canadian Natural Resources Limited	3

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES QUARTERLY DIVIDEND
CALGARY, ALBERTA – November 4, 2010 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.075 (seven and one half cents) per common share.  The dividend will be payable January 1, 2011 to shareholders of record at the close of business on December 17, 2010.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com